UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-163762-07
333-163762-08
333-163762-09
333-163762-14
333-163762-15

Terra Environmental Technologies Inc.

Terra Global Holding Company Inc.

Terra Investment Fund LLC

Terra Investment Fund II LLC

Terra LP Holdings LLC

(Exact name of registrant as specified in its charter)

Terra Centre

600 Fourth Street, P.O. Box 6000

Sioux City, Iowa

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of Terra Capital, Inc. 7.75% Senior Notes due 2019

(Title of each class of securities covered by this Form)

None*

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

7.75% Senior Notes due 2019                                                             0

* Terra Environmental Technologies Inc. and Terra LP Holdings LLC have registered under the Securities Act of 1933 guarantees of debt securities of CF Industries, Inc., including CF Industries, Inc.’s 6.875% Senior Notes due 2018 and 7.125% Senior Notes due 2020, but are exempt from the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 pursuant to Rule 12h-5 thereunder.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person as of May 17, 2010.

TERRA LP HOLDINGS LLC
TERRA GLOBAL HOLDING COMPANY INC.

By:	/s/ Stephen R. Wilson
Name:	Stephen R. Wilson
Title:	President

TERRA ENVIRONMENTAL TECHNOLOGIES INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel and Corporate Secretary

TERRA INVESTMENT FUND LLC
TERRA INVESTMENT FUND II LLC

By: Terra International, Inc., as Manager

By:	/s/ Stephen R. Wilson
Name:	Stephen R. Wilson
Title:	President